FORM 5

ANNUAL STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

    Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
        See Instruction 1(b).

    Form 3 Holdings Reported

    Form 4 Transactions Reported

1. Name and Address of Reporting Person*
(Last)	Cabaniss, Jr.
(First)	William
(Middle)	J.
(Street)	2801 Highway 280 South
(City)	Birmingham
(State)	Alabama
(Zip)	35223

2. Issuer Name and Ticker or Trading Symbol
(Issuer Name)	Protective Life Corporation
(Ticker or Trading Symbol)	PL

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
(I.D. Number)

4. Statement for Month/Year
(Month)	December 31
(Year)	2002

5. If Amendment, Date of Original (Month/Day/Year)
(Month/Day)
(Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
        X
X	(Director)
(Officer, give title below)

(10% Owner)
(Other, specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
        X
X	Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4, and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock	05/13/02		A	650	A	31.19	193,528	D
1. Reporting person disclaims							45,776	I	1, 2
beneficial ownership of such							72,080	I	3
shares.
2. As co-trustee of trust.
3. Reflects indirect ownership
as co-trustee of trust
established Dec. 1956. Trust
held 18,020 PLC shares in
1994. Current holdings by
trust resulting from stock
splits. Reporting person
disclaims beneficial ownership
of such shares. As co-trustee,
reporting person has not
execised any investment
powers with respect to trust.

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II – Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/ Year	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3,4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)
					(A)	(D)	Date Exercisable	Expiration Date

Table II Continued - Derivative Securities Acquired, Disposed of or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Title	Amount or Number of Shares

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute	/s/ WILLIAM J. CABANISS, JR.	FEBRUARY 4, 2003
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.